Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Consolidated Financial Statements (Audited)

For the year ended August 31, 2010

Filed: November 29, 2010

A copy of this report will be provided to any shareholder who requests it.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Platinum Group Metals Ltd.

We have completed an integrated audit of Platinum Group Metals Ltd.’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as of August 31, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Platinum Group Metals Ltd. as of August 31, 2010 and August 31, 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and August 31, 2009 and the results of its operations and its cash flows for each of the three years in the three year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Platinum Group Metals Ltd.’s internal control over financial reporting as at August 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management’s statement referring to the corrective action taken subsequent to the year end.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. It was determined  that the Company did not maintain effective internal control over financial reporting as at August 31, 2010, because of a material weakness identified in the period-end financial reporting control over appropriate documentation and analysis of non-routine transactions. The material weakness referred to above is described in the accompanying Management's Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2010 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at August 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP (signed)

Chartered Accountants

Vancouver, BC

November 29, 2010

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2010. Based on this evaluation, management has concluded that as at August 31, 2010, the Company’s internal control over financial reporting was not effective due to the accounting for the dissolution of the Western Bushvold joint venture (“WBJV”).  Although the company’s controls are designed effectively, the Company's controls did not operate effectively to identify the correct tax attributes arising on the transaction, resulting in the Company initially estimating that the tax basis of the WBJV was approximately equal to the carrying amount on the consolidated financial statements of the Company for the third quarter ended May 31, 2010.  Accordingly, management has determined that this control deficiency constitutes a material weakness.  The Company has performed further analysis and now estimates a taxable temporary difference arising from the restructuring of the WBJV and the deemed sale for accounting purposes of WBJV Project 2 to Wesizwe for an additional interest in Maseve.  Going forward, the Company's internal controls relating to non-routine transactions will, where the Company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP.  Management believes that the material weakness has been remediated, subject to testing in fiscal 2011 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

Frank Hallam Chief Financial Officer

November 29, 2010

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)	Aug. 31, 2010	Aug. 31, 2009
ASSETS

CURRENT
Cash and cash equivalents	$ 2,366,136	$ 32,965,685
Amounts receivable (Note 3)	1,270,548	344,538
Available-for-sale securities (Note 4)	-	2,135,002
Due from WBJV partners	-	988,880
Due from JOGMEC partner (Note 5(b))	-	224,482
Prepaid expenses and other assets	69,382	50,812
Assets held for sale (Note 6(c))	951,928	-
Total current assets	4,657,994	36,709,399
PERFORMANCE BONDS	160,376	137,849
INVESTMENT IN WBJV (Note 5(a))	-	20,561,154
MINERAL PROPERTIES (Note 5)	116,026,514	6,057,034
FIXED ASSETS (Note 6(a))	309,417	365,079
SURFACE RIGHTS (Note 6(b))	5,836,702	3,240,282
Total assets	$ 126,991,003	$ 67,070,797

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,402,938	$ 861,041
Due to JOGMEC (Note 5(b))	423,456	-
Due to Wesizwe (Note 5(a))	443,614	-
Total current liabilities	2,270,008	861,041

FUTURE INCOME TAXES (Note 14)	21,822,522	-
Total liabilities	24,092,530	861,041

NON CONTROLLING INTEREST (Note 5(a))	$ 11,149,482	$ -

SHAREHOLDERS' EQUITY

Share capital (Note 7)	91,794,123	89,945,316
Contributed surplus	10,929,202	11,458,915
Accumulated other comprehensive income	(3,415,608)	(975,575)
Deficit	(7,558,726)	(34,218,900)
Total shareholders' equity	91,748,991	66,209,756
Total liabilities and shareholders' equity	$ 126,991,003	$ 67,070,797
CONTINGENCIES AND COMMITMENTS (NOTE 11)

APPROVED BY THE DIRECTORS:
"Iain McLean"
Iain McLean, Director

"Eric Carlson"
Eric Carlson, Director

See accompanying notes to the consolidated financial statements

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Income
August 31, 2008 to August 31, 2010
(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
	Year ended	Year ended	Year ended	to August 31,
	August 31,	August 31,	August 31,	2010
	2010	2009	2008	(unaudited)
EXPENSES
Amortization	$ 104,622	$ 117,221	$ 132,172	$ 715,546
Annual general meeting	52,498	67,530	65,663	415,052
Filing and transfer agent fees	125,224	122,976	152,853	816,332
Foreign exchange loss (gain)	1,013,115	(322,833)	37,340	908,814
Insurance	106,861	119,160	105,844	488,735
Mineral property costs written off	-	-	-	6,430,293
Management and consulting fees	1,298,572	1,112,706	843,758	5,566,285
News releases, print and mailout	107,544	42,974	75,688	854,467
Office and miscellaneous	160,444	201,680	227,497	1,409,370
Professional fees	1,991,002	1,082,643	973,425	5,534,434
Promotion	106,681	195,604	214,524	1,139,562
Property investigations and other costs	85,051	-	170	214,425
Rent	203,176	216,545	184,094	1,077,207
Salaries and benefits	1,890,827	1,615,361	1,345,722	8,420,649
Shareholder relations	166,116	299,397	128,340	1,514,205
Stock compensation expense	137,600	2,100,736	580,128	5,834,522
Telephone	66,318	87,141	73,415	480,124
Travel	416,670	568,413	859,139	3,395,043
Recoveries	(239,875)	(199,015)	(243,895)	(1,779,739)
	(7,792,446)	(7,428,239)	(5,755,877)	(43,435,326)
Less interest earned	442,142	139,548	243,339	1,514,389
Loss before other items	(7,350,304)	(7,288,691)	(5,512,538)	(41,920,937)
Other items:
Write-down of and equity loss in investment	-	-	-	(429,275)
Realized gain on sale of marketable
securities (Note 4)	2,796,738	-	-	2,844,420
Gain on WBJV reorganization (Note 5(a))	45,619,744	-	-	45,619,744
Gain on exchange of assets	177,284	7,297	-	175,651
	48,593,766	7,297	-	48,210,540
Income (loss) for the year before income taxes	41,243,462	(7,281,394)	(5,512,538)	6,289,603
Future income tax (expense) recovery (Note 14)	(14,583,288)	318,010	425,949	(12,102,329)
Income (loss) for the year	$ 26,660,174	$ (6,963,384)	$ (5,086,589)	$ (5,812,726)
Other comprehensive income
Currency translation adjustment	(803,781)	428,820	(674,771)	(3,415,608)
Unrealized gain (loss) on marketable securities (Note 4)	-	864,452	(821,101)	43,351
Realized gain on marketable securities (Note 4)	(1,636,252)	-	-	(1,636,252)
Comprehensive income (loss) for the year	$ 24,220,141	$ (5,670,112)	$ (6,582,461)	$ (10,821,235)
Basic earnings (loss) per common share	$ 0.29	$ (0.10)	$ (0.08)
Diluted earnings (loss) per common share	$ 0.28	$ (0.10)	$ (0.08)
Weighted-average number of
common shares outstanding - Basic	93,498,192	72,466,079	61,978,849
Weighted-average number of
common shares outstanding - Diluted	95,446,926	72,466,079	61,978,849

See accompanying notes to the consolidated financial statements

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2007, to August 31, 2010
(expressed in Canadian dollars)					Retained
					Earnings/Deficit
					accumulated
				Accumulated	during
	Common shares			other	exploration &	Total
	without par value		Contributed	comprehensive	development	shareholders'
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Financial Instrument transition adjustment	-	-	-	1,592,901	-	1,592,901
Issued on exercise of warrants	850,000	1,487,500	-	-	-	1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)	-	-	821,824
Issued for mineral properties net of costs	50,000	163,236	-	-	-	163,236
Stock options granted	-	-	1,288,383	-	-	1,288,383
Translation adjustment	-	-	-	(674,771)	-	(674,771)
Unrealized loss on marketable securities	-	-	-	(821,101)	-	(821,101)
Net loss	-	-	-	-	(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants for cash	29,969,770	34,174,382	5,288,917	-	-	39,463,299
Issued on exercise of stock options	196,650	411,592	(129,952)	-	-	281,640
Stock options granted	-	-	2,518,107	-	-	2,518,107
Translation adjustment	-	-	-	428,820	-	428,820
Unrealized gain on marketable securities	-	-	-	864,452	-	864,452
Net loss	-	-	-	-	(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)	-	-	1,154,199
Stock options granted	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	(803,781)	-	(803,781)
Realized gain on marketable securities transferred to income				(1,636,252)		(1,636,252)
Net earnings	-	-	-	-	26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	$ 91,794,123	$ 10,929,202	$ (3,415,608)	$ (7,558,726)	$ 91,748,991

See accompanying notes to the consolidated financial statements

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
August 31, 2008 to August 31, 2010
(expressed in Canadian dollars)				Cumulative
				amount from
				March 16, 2000
	Year ended	Year ended	Year ended	to August 31,
	August 31,	August 31,	August 31,	2010
	2010	2009	2008	(unaudited)
OPERATING ACTIVITIES
Income (Loss) for the year	$ 26,660,174	$ (6,963,384)	$ (5,086,589)	$ (5,812,726)
Add items not affecting cash
Amortization	104,622	117,221	132,172	715,546
Loss on sale of fixed assets	-	-	-	8,930
Equity loss and write-down of investment	-	-	-	429,275
Future income tax expense (recovery)	14,583,288	(318,010)	(425,949)	12,102,329
Gain on sale of marketable securities	(2,796,738)	-	-	(2,844,420)
Gain on exchange of assets	(175,623)	-	-	(175,623)
Realized gain on WBJV reorganization	(45,619,744)	-	-	(45,619,744)
Mineral property costs written off	-	-	-	6,430,293
Finders fee received in shares (Note 4)	-	-	-	(100,000)
Gain on sale of mineral property	-	-	-	(240,000)
Non-cash stock compensation expense	137,600	2,100,736	580,128	5,834,522
Net change in non-cash working
capital (Note 13(a))	394,181	(355,301)	252,810	484,257
	(6,712,240)	(5,418,738)	(4,547,428)	(28,787,361)

FINANCING ACTIVITIES
Performance Bonds	(22,527)	(11,473)	(76,965)	(160,376)
Issuance of common shares	1,154,199	39,744,939	2,309,324	93,265,289
	1,131,672	39,733,466	2,232,359	93,104,913

INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-	-	-	(231,325)
Acquisition of fixed assets	(48,960)	(2,411)	(240,609)	(1,030,199)
Acquisition cost of mineral properties	(26,460,952)	(18,727)	(41,881)	(28,059,365)
Acquisition of surface rights	(1,881,100)	(1,953,180)	(1,287,102)	(5,121,382)
Exploration expenditures, net of recoveries	(287,571)	(231,797)	(388,973)	(9,092,138)
Investment in and advances to WBJV	-	(922,799)	(8,615,562)	(22,087,414)
Investment in and advances to Active Gold Group Ltd.	-	-	-	(246,677)
Redemption/(acquisition) of short-term investments, net	-	-	2,000,000	-
Proceeds on sale of assets held for sale	652,864	-	-	652,864
Proceeds on sale of marketable securities	3,006,738	-	-	3,264,220
	(25,018,981)	(3,128,914)	(8,574,127)	(61,951,416)
Net increase (decrease) in cash and cash equivalents	(30,599,549)	31,185,814	(10,889,196)	2,366,136
Cash and cash equivalents, beginning of year	32,965,685	1,779,871	12,669,067	-
Cash and cash equivalents, end of year	$ 2,366,136	$ 32,965,685	$ 1,779,871	$ 2,366,136

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

1.

NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)

Basis of presentation and principles of consolidation

The financial statements of entities controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.  The Company does not have any VIEs.

These consolidated financial statements include the accounts of the Company and its principal wholly-owned subsidiaries, Platinum Group Metals (Barbados) Ltd. (PTM B’dos), Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) (and in turn PTM RSA’s wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”) and the 54.75% owned subsidiary Maseve Investments 11 (Pty) Ltd. (“Maseve”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company.  Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture (“WBJV”).  All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)

Short-term investments

Short-term investments, when held, comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

(c)

Mineral properties, surface rights, and deferred exploration and development costs

Mineral properties consist of exploration and mining concessions, options, contracts and associated surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment annually, or more often if indicators of impairment arise. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value.  Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining recoverable amount. When it is determined that carrying value of a mineral property cannot be recovered it is written down to its estimated fair value.

(d)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

(e)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Management of the Company has determined that there are no significant reclamation liabilities as at period end.

(f)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

 (g)

Earnings (loss) per common share

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(h)

Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software

          30% declining balance

Office furniture and equipment

          20% declining balance

Vehicles

30% declining balance

Leasehold improvements

          2 years straight line

(i)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation, asset retirement obligations and fair value estimates. Actual results could differ from those estimates.

(j)

Translation of foreign currencies

These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

(k)

Stock-based compensation

The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.

Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.

 (l)

Financial instruments

The Company’s financial instruments are comprised primarily of cash and cash equivalents, amounts receivable, amounts due to/from project partners, performance bonds, and accounts payable and accrued liabilities.  All financial instruments are recognized initially at fair value.  Held-for trading financial assets are measured at fair value with changes in fair value recognized in earnings.  Available-for-sale financial assets are also measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired, at which time the amounts in accumulated comprehensive income are recorded in earnings.

Cash and cash equivalents are accounted for as held for trading.  Accounts receivable, amounts due to/from project partners, performance bonds and accounts payable and accrued liabilities are measured at amortized cost.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(m)

New accounting pronouncements

In February 2008, the CICA issued new pronouncements in Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect.

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments as follows:

•

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

•

Level 3: Valuations based on significant inputs that are not derived from observable data, such as discounted cash flow methodologies based on internal cash flow forecasts.

There was no material impact upon adoption of this standard.

In January 2009, The CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

CICA Handbook Section 1625, has been amended as a result of issuing Sections, 1582 1601 and 1602.  These amendments are effective for the Company for its interim and annual financial statements beginning after January 3, 2011.  The Company is assessing the impact of these changes on its consolidated financial statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 1506.  It was amended to exclude from its scope changes in accounting policies upon the total replacement of an entity’s primary basis of accounting relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS is not expected to qualify as an accounting change under Section 1506.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

3.

AMOUNTS RECEIVABLE

	Aug. 31, 2010	Aug. 31, 2009
Expenditure advances receivable	$ 8,486	$ 3,581
Due from related parties (Note 10 (d) and (e ))	36,089	17,172
Goods and services tax recoverable	126,803	37,160
Receivable from sale of assets (Note 6(c))	652,864	-
South African value added tax ("VAT") recoverable	444,736	272,973
Interest receivable	1,570	13,652
	$ 1,270,548	$ 344,538

4.

AVAILABLE-FOR-SALE SECURITIES

The Company sold all of its marketable securities during the year. At August 31, 2010 the Company has a $Nil balance in this account. These securities had been accounted for as available-for-sale at the previous year-end August 31, 2009 as follows:

August 31, 2009	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	445,000	495,000
West Timmins Mining Inc.	800,001	160,000	1,480,002	1,640,002
Total Marketable Securities		210,000	1,925,002	2,135,002

On November 6, 2009 pursuant to an agreement between West Timmins Mining Inc. and Lake Shore Gold Corp., the Company exchanged its 800,001 shares in West Timmins Mining Inc. for common shares in Lake Shore Gold Corp. at a share exchange rate of 1 West Timmins share to each 0.73 share of Lake Shore Gold Corp. A gain of $2,100,080 was realized on the exchange of shares. In the second quarter of 2010 the Company sold its 584,000 shares of Lake Shore Gold Corp. realizing a further $44,080 gain on the sale of shares.  $222,337 was allocated to AOCI from this sale.

During the year the Company sold 100,000 MAG Silver Corp. shares for a realized gain of $652,578. $66,413 was allocated to AOCI from this sale.

MAG Silver Corp. and West Timmins Mining Inc. are related parties of the Company, as discussed in Note 10.

5.

MINERAL PROPERTIES

	Aug 31, 2010	Aug. 31, 2009
Projects 1 & 3 (a)	$ 109,588,950	-
Other mineral properties (b)	6,437,564	6,057,034

	$ 116,026,514	$ 6,057,034

a)

Projects 1 & 3

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. Later the total area of the WBJV became approximately 72 square kilometres through further property contributions by Anglo. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest.  The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV).  In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”) and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009.  Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Also on April 22, 2010, the partners of the WBJV completed a transaction first announced September 2, 2008 whereby the WBJV was dissolved and its underlying assets were reorganized with the following outcomes:

•

Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, retained Anglo’s mineral rights to Project 2, and then transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company Maseve.  The Company also transferred its interests in the mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and that Maseve obtained 100% of Projects 1 and 3.

•

In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve.  The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%.  Wesizwe received a 45.25 % initial interest in Maseve.

•

The Company has a right to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approx. $59.52 million as of November 22, 2010), thereby allowing the Company to increase its shareholding in Maseve to 74%. The subscription funds paid into Maseve by the Company will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3.  The cash subscriptions into Maseve are due by January 17, 2011 or the Company will lose the right to increase its interest to 74%.  The Company may make partial subscriptions if it so chooses.

Pursuant to the terms of the WBJV Agreement and the WBJV Restructuring, the Company agreed to reimburse Wesizwe for past exploration costs, not including overhead costs, related to Project 2.  Based on information provided by Wesizwe, the Company has accrued an amount due to Wesizwe of R9.72 million (approximately Cdn$1.41 million as at November 22, 2010) against amounts due  from Wesizwe for its share of costs related to the WBJV, resulting in a net payable of $443,614.

The sale of the Company’s 18.5% interest in Project 2 was accounted for as an arm’s length transaction at a fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million.  The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.  The April 22, 2010 transactions qualified for relief from capital gains tax in accordance with South African tax law.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

The fair value of the additional 17.25% interest in Maseve was estimated by calculating the net present value of Project 1 cash flows extracted from the updated feasibility study using independently validated consensus metal prices, a discount rate of 10%, and a Rand to $US exchange rate of 8:1. The fair values are highly sensitive to changes in the key assumptions.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization.  The portion of Maseve not owned by the Company and is accounted for as a non-controlling interest.

b) Other mineral properties

Year ended August 31, 2010

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Other	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ -	$ 1,180,249
Incurred during year	23,746	20,455	16,790	-	7,992	-	23,976	92,959
Balance, end of year	$ 83,741	$ 164,953	$ 20,111	$ 598,571	$ 321,856	$ 60,000	$ 23,976	$ 1,273,208

Deferred exploration costs
Assays and geochemical	$ -	$ 120,284	$ 48,839	$ -	$ -	$ -	$ -	$ 169,123
Drilling	-	839,149	103,373	-	-	-	-	942,522
Geological	971	216,516	368,636	2,800	85,288	8,231	142,439	824,881
Maps, fees and licenses	-	-	-	-	-	-	-	-
Site administration	-	134,210	18,588	-	-	-	-	152,798
Travel	-	78,593	63,658	-	-	-	-	142,251
	971	1,388,752	603,094	2,800	85,288	8,231	142,439	2,231,575
Balance, beginning of year	892,135	2,271,260	632,011	363,755	563,687	153,937	-	4,876,785
Recoveries	-	(1,388,752)	(555,252)	-	-	-	-	(1,944,004)
Balance, end of year	$ 893,106	$ 2,271,260	$ 679,853	$ 366,555	$ 648,975	$ 162,168	$ 142,439	$ 5,164,356
Total Other Mineral Properties	$ 976,847	$ 2,436,213	$ 699,964	$ 965,126	$ 970,831	$ 222,168	$ 166,415	$ 6,437,564

Year ended August 31, 2009

	South Africa

	Tweespalk	War Springs	Other	LDI River	Shelby Lake	South Legris	Total
Acquisition costs
of mineral rights
Balance, beginning of year	$ 52,037	$ 134,358	$ 2,692	$ 598,571	$ 313,864	$ 60,000	$ 1,161,522
Incurred during year	7,958	10,140	629	-	-	-	18,727
Less amounts written off	-	-	-	-	-	-	-
Balance, end of year	$ 59,995	$ 144,498	$ 3,321	$ 598,571	$ 313,864	$ 60,000	$ 1,180,249

Deferred exploration costs
Assays and geochemical	$ -	$ 88,570	$ 14,539	$ 1,458	$ 2,453	$ 7,531	$ 114,551
Drilling	-	434,764	-	-	47,566	47,566	529,896
Geological	777	160,620	82,625	3,655	13,083	13,083	273,843
Maps, fees and licenses	-	-	-	-	67	-	67
Site administration	157	130,174	428	-	-	-	130,759
Travel	-	17,740	85	-	-	-	17,825
	934	831,868	97,677	5,113	63,169	68,180	1,066,941
Balance, beginning of year	891,201	2,235,318	573,552	358,642	500,518	85,757	4,644,988
Recoveries	-	(795,926)	(39,218)	-	-	-	(835,144)
Balance, end of year	$ 892,135	$ 2,271,260	$ 632,011	$ 363,755	$ 563,687	$ 153,937	$ 4,876,785
Total Mineral Properties	$ 952,130	$ 2,415,758	$ 635,332	$ 962,326	$ 877,551	$ 213,937	$ 6,057,034

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(1)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg.  The Company now holds New Order prospecting permits on 100% of this territory.  Acquisition and exploration costs on these properties to August 31, 2010 total $3,413,060 (2009 - $3,367,888).

The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.  Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $2,184,678 (2009 - $795,926).  An amount of $186,416 in cash received from JOGMEC for work on this project remained to be spent at year end and was recorded as due to JOGMEC (2009 - $224,482 receivable from JOGMEC) as well as an amount for the Waterburg project which is stated below.

(ii)

Other

During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project.  Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $555,252.  An amount of $237,040 in cash received from JOGMEC for work on this project remained to be spent at year end and was recorded as due to JOGMEC as well as an amount for the Warsprings project which is stated above.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(2)

Ontario, Canada

 (i)

Lac des Iles (“LDI”) River

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)

South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)

Shelby Lake

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(iv)

Other

The Company has staked other properties in the Lac des Isle camp and has paid $31,968 for staking these claims.

(3)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

6.

FIXED ASSETS

(a)

Equipment, Leaseholds and Vehicles

	August 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 512,682	$ 387,025	$ 125,657
Leasehold improvements	38,641	31,457	7,184
Office furniture and equipment	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$ 900,413	$ 590,996	$ 309,417

	August 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$ 495,049	$ 337,386	$ 157,663
Leasehold improvements	38,642	28,423	10,219
Office furniture and equipment	257,445	112,977	144,468
Vehicles	85,818	33,089	52,729
	$ 876,954	$ 511,875	$ 365,079

(b)

Surface Rights

In 2004 the Company acquired surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in exchange for total payments of approximately $1.4 million.  The benefit of these rights became part of the WBJV under the original 2004 agreement.  The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost (approx. $715,000), remain under title to the Company and a 45.25% credit of approximately $320,000 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights as at April 22, 2010.

During 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.10 million) and the Company also acquired surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million plus legal and interest charges of Rand 621,214 for a total of Rand 15.69 (approx. $2.14 million).  The rights to these two properties are to the benefit of the Company alone and are distinct from the 365.64 hectare Elandsfontein Farm described above.

On August 12, 2010 the Company (once again alone) acquired the option to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for Rand 130.0 million ($18.80 million at the time).  A non-refundable deposit of Rand 13.0 million (approx. $1.88 million at the time) was paid to the Vendor on August 26, 2010 and will be set against the final purchase amount. This deposit has been recorded in Surface Rights. The purchase price balance of Rand 117.0 million is subject to the grant of a mining authorization within one year of the deposit date.  PTM may waive the condition precedent at any time.  The Company can extend the option to purchase due date for a further year for a second Rand 13.0 million payment against the purchase price.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(c)

Rock Winders

During 2008 the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million) for use on a possible shaft facility for Project 1 of the WBJV.  Later designs excluded the use of winders and these winders have been held for sale and under title to the Company.  On April 22, 2010 the Company applied a 45.25% credit for R7.51 million (approx. $1.08 million) to the amount due to/from Wesizwe in recognition of their attributable share of the winders on that date.  During the year the Company sold one winder for US $1.28 million (approx. $1.30) of which a non-refundable deposit of 50% was received on June 23, 2010. Subsequent to the end of the year on November 17, 2010 the Company received the final payment.

7.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At August 31, 2010 there were 93,964,792 shares outstanding.

During the year ended August 31, 2010:

(i)

1,149,125 stock options were exercised for proceeds of $1,154,199.

During the year ended August 31, 2009:

(ii)

the Company closed a brokered private placement on June 16, 2009 of 24,999,300 units for gross proceeds of $35,002,020 at a price of $1.40 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants.  Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010.  The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. Other issue costs of $746,681 related to TSX and NYSE Alternext filing fees, underwriters’ expenses and legal fees.

(iii)

the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share.  A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions. Other issue costs of $117,148 related to TSX and NYSE Alternext filing fees and legal fees.

(iv)

196,650 stock options were exercised for proceeds of $281,640.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

The following tables summarize the Company’s outstanding stock options:

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31,
Price	2010	Life (Years)	2010

1.40	1,379,000	3.95	1,379,000
1.50	9,500	0.36	9,500
1.60	1,492,000	3.13	1,492,000
1.85	175,000	0.98	175,000
1.95	50,000	3.43	50,000
2.27	10,000	3.44	10,000
2.57	885,000	1.38	885,000
4.15	150,000	2.15	150,000
4.40	850,000	2.15	850,000
	5,000,500	2.77	5,000,500

The weighted average exercise price of the exercisable options at year end was $2.28.

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2008	3,857,875	2.56
Granted	3,279,000	1.52
Exercised	(196,650)	1.43
Forfeited	(790,600)	2.54
Options outstanding at August 31, 2009	6,149,625	$ 2.04
Granted	-	-
Exercised	(1,149,125)	1.00
Forfeited	-	-
Options outstanding at August 31, 2010	5,000,500	$ 2.28

During the year ended August 31, 2010 the Company granted no stock options (August 31, 2009 – 3,279,000).  The Company recorded $164,895 ($137,600 expensed and $27,295 capitalized to the WBJV, not including gross up future income tax  liability of $10,900 (August 31, 2009 - $165,460)) of compensation expense relating to stock options vested in this period (August 31, 2009 - $2,518,108 ($2,100,736 expensed and $417,371 capitalized to the WBJV)). Cash received from the exercise of stock options during the year ended August 31, 2010 totalled $1,154,199 (August 31, 2009 - $281,640).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2009:

Risk-free interest rate	2.59
Expected life of options	3.21
Annualized volatility	77.97
Dividend rate	0.00%

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(d)

Share purchase warrants

During the year ended August 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants have an expiry date of December 16, 2010. None of the warrants had been exercised as of August 31, 2010. Subsequent to August 31, 2010, a total of 4,416,900 of these warrants were exercised.  There are no other warrants outstanding.

8.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

9.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

Total credit risk is limited to the carrying amount of amounts receivable.

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by PTM. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing.  The Company has no credit facilities in place at this time, although it is currently evaluating possible debt financing.  The only other current source of funds available to the Company is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company's net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, amounts due to Wesizwe, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The Company's net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar.  At August 31, 2010, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in income for the year presented of approximately $38,500. During the year, a large foreign exchange loss occurred due to the drop in the value of the Rand relative to the Canadian dollar immediately before an equalization payment was made in Rand to Anglo Platinum on April 22, 2010. The foreign exchange loss related to holding this money in Rand prior to this transaction was approximately $1 million.  Under normal business operations, large amounts of cash are not held in Rand to reduce the currency risks to the Company.

(d)

Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2010, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $24,000.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

During the year, $679,121 (2009 - $385,967, 2008 - $449,807) was paid to non-independent directors for salary, consulting and bonus.  During the year, an additional $88,000 (2009 - $75,000, 2008 - $75,000) was paid to independent directors for annual and meeting fees. At August 31, 2010, $8,000 was included in accounts payable (2009 - $45,308, 2008 - $75,000).

(b)

The Company received $64,347 (2009 - $135,895, 2008 - $135,895) during the year from MAG Silver Corp. (“MAG”), a company with three directors in common.  Amounts receivable at the end of the year include an amount of $Nil (2009 - $4,408, 2008 - $1,819) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.

(c)

During the year the Company accrued or received payments of $8,000 (2009 – $38,000, 2008 - $108,000) from West Timmins Mining Inc. (“WTM”), a company that had three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the year includes an amount of $Nil (2009 - $12,768, 2008 - $997). This agreement was terminated at December 15, 2009 after the amalgamation by plan of arrangement between Lakeshore Gold Corp. and WTM in November 2009.

(d)

During the year the Company accrued or received payments of $46,750 (2009 - $Nil, 2008 -$Nil) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services. Amounts receivable at the end of the year includes an amount of $12,235 (2009 - $Nil, 2008 - $Nil).

(e)

During the year the Company accrued or received payments of $59,500 (2009 - $Nil, 2008 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period includes an amount of $23,854 (2009 - $Nil, 2008 -$Nil).

(f)

The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the year ended August 31, 2010 the Company accrued or paid Anthem $86,879 under the office lease agreement (2009 - $86,849, 2008 - $88,382).

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

11.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa, which it has entered into for the years ending on August 31, are as follows:

August 31, 2011	32,179
August 31, 2012	1,694
$ 33,873

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

12.

SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2010	Aug. 31, 2009	Aug. 31, 2008
Amounts receivable	$ (273,146)	$ (253,844)	$ 103,401
Prepaid expenses and other	(18,570)	41,263	(6,620)
Accounts payable	685,897	(142,720)	156,029
	$ 394,181	$ (355,301)	$ 252,810

13.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets

	August 31,	August 31,
	2010	2009

Canada	$ 5,592,110	$ 37,143,004
South Africa	121,398,893	29,927,793
	$ 126,991,003	$ 67,070,797

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

	Year Ended	Year Ended	Year Ended
	Aug. 31, 2010	Aug. 31, 2009	Aug. 31, 2008
Canada	$ (1,980,397)	$ (5,478,509)	$ (3,464,337)
South Africa	28,640,571	(1,484,875)	(1,622,252)
	$ 26,660,174	$ (6,963,384)	$ (5,086,589)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

14.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2010	2009	2008

Statutory tax rates	29.00%	30.17%	32.00%

Recovery of income taxes computed at statutory rates	$ (11,960,605)	$ 2,203,883	$ 1,775,959
Changes in valuation allowance	(1,322,656)	(864,210)	(683,415)
Effect of lower tax rates in foreign jurisdictions	(429,460)	(32,699)	(66,007)
Non-deductible expenses	(334,692)	(638,247)	(195,057)
Other	(535,875)	(350,717)	(405,531)
Future income tax (expense) recovery	$ (14,583,288)	$ 318,010	$ 425,949

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2010	2009
Future income tax assets
Operating loss carryforwards	$ 13,403,828	$ 4,298,432
Fixed assets	59,274	55,063
Mineral properties	270,235	4,346,454
Share issuance costs	486,782	691,422
	14,220,119	9,391,371

Valuation allowance on future income tax assets	(5,666,617)	(8,647,412)
	$ 8,553,502	$ 743,959

Future income tax liability
Investment in WBJV	-	(455,209)
Marketable securities	-	(288,750)
Mineral Properties	(30,376,024)	-
	$ (30,376,024)	$ (743,959)
	$ (21,822,522)	$ -

At August 31, 2010, the Company has unrecognized non-capital loss carry forwards available to offset future taxable income in Canada of $19 million, which expire at various dates from 2011 to 2030.

The above estimated future tax liability is based on management’s determination of the tax basis of the WBJV versus the carrying amount for accounting purposes. The determination of these amounts and the resulting deferred tax liability remains subject to measurement uncertainty.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

	Aug. 31, 2010	Aug. 31, 2009

Total assets under Canadian GAAP	$ 126,991,003	$ 67,070,797
Decrease due to lower investment in WBJV (a)	-	(16,578,389)
Decrease in mineral properties due to expensing
of exploration costs in WBJV (a)	(13,841,701)	-
Decrease in mineral properties due to expensing
of exploration costs (b)	(5,164,356)	(4,876,785)
Decrease in mineral properties on reorganization
of WBJV (c)	(8,088,816)	-
Total assets under US GAAP	$ 99,896,130	$ 45,615,623

Total liabilities under Canadian GAAP	$ 24,092,530	$ 861,041
Decrease in future income taxes on reorganization of
WBJV (c)	(6,688,168)	-
Total liabilities under US GAAP	$ 17,404,362	$ 861,041

Non controlling interest under Canadian GAAP	$ 11,149,482	$ -
Decrease in non controlling interest on reorganization
of the WBJV (c)	(5,823,079)	-
Non controlling interest under US GAAP	5,326,403	-

Shareholders' equity under Canadian GAAP	91,748,991	66,209,756
Cumulative mineral properties adjustment for WBJV (a)	(16,885,686)	(18,760,215)
Cumulative mineral properties adjustment (b)	(5,164,356)	(4,876,785)
Cumulative translation adjustment (a)	3,043,985	2,181,826
Cumulative changes on reorganization of WBJV (c)	4,422,431	-
Shareholders' equity under US GAAP	77,165,365	44,754,582
Total liabilities and shareholders' equity under US GAAP	$ 99,896,130	$ 45,615,623

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

Consolidated Statements of Operations

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2010
	2010	2009	2008	(unaudited)

Net income (loss) under Canadian GAAP	$ 26,660,174	$ (6,963,384)	(5,086,589)	$ (6,057,648)
Mineral property costs
written off	-	-	-	4,101,556
Adjustment for exploration
expenditures incurred in WBJV (a)	-	-	(5,881,821)	(18,470,466)
Increase in gain on sale of WBJV
Project #2 (c)	1,874,529	-	-	1,874,529
Exploration expenditures (b)	(287,571)	(231,797)	(388,973)	(9,265,912)
Future income taxes - marketable
securities (d)	288,750	(152,550)	(136,200)	-
Future income taxes - stock based
compensation (e)	-	-	(289,749)	(1,427,844)
Difference in future income taxes due to
reorganization of WBJV (c)	4,422,431			(9,754,733)
Other historical differences	-	-	-	673,605
Net income (loss) under US GAAP	$ 32,958,313	$ (7,347,731)	$ (11,783,332)	$ (38,326,913)
Basic income (loss) per common share
under US GAAP	$ 0.35	$ (0.10)	$ (0.19)

Diluted income (loss) per common share
under US GAAP	$ 0.35	$ (0.10)	$ (0.19)

Consolidated Statements of Cash Flows

				Cumulative
				from
				March 16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
	August 31,	August 31,	August 31,	2010
	2010	2009	2008	(unaudited)
Operating activities
Operating activities under
Canadian GAAP	$ (6,712,240)	$ (5,418,738)	$ (4,547,428)	$ (28,787,361)
Deferred exploration (a)(b)	(287,571)	(231,797)	(7,594,871)	(27,682,528)
Operating activities
under US GAAP	$ (6,999,811)	$ (5,650,535)	$ (12,142,299)	$ (56,469,889)
Financing activities
Financing activities under
Canadian and US GAAP	$ 1,131,672	$ 39,733,466	$ 2,232,359	$ 93,104,913
Investing activities
Investing activities under
Canadian GAAP	$ (25,018,981)	$ (3,128,914)	$ (8,574,127)	$ (61,951,416)
Deferred exploration (a)(b)	287,571	231,797	7,594,871	27,682,528
Investing activities
under US GAAP	$ (24,731,410)	$ (2,897,117)	$ (979,256)	$ (34,268,888)

	(30,599,549)	31,185,814	(10,889,196)	2,366,136
				14,668,867
				(12,302,731)

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

(a)

Investment in WBJV

Under Canadian and US GAAP the Company accounted for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures were capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.

As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment were deferred under US GAAP, subsequent to September 1, 2008. The carrying amount, however, is affected by foreign exchange translation.

(b)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.

(c)

Reorganization of WBJV

On April 22, 2010, the partner of the WBJV completed a reorganization of the WBJV (refer to Note 5).  Under U.S GAAP, the Company expensed exploration costs until September 1, 2008, resulting in cumulative differences between the carrying amount of the investment in WBJV between Canadian GAAP and U.S. GAAP.  As a result of these differences, the accounting for the reorganization of the WBJV resulted in the following adjustments to reconcile from Canadian GAAP to U.S. GAAP:

•

Gain on sale of WBJV Project #2

•

Deferred income taxes arising on taxable temporary differences

•

Non-controlling interest

 (d)

Comprehensive Income

Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. The Company accounted for marketable securities as available for sale financial instruments and carried them at fair value which is consistent with US GAAP. However, the accounting for future income taxes with respect to the fair value adjustments is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $288,750 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $288,750 and recorded a future income tax recovery of $288,750 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income.  This amount was reversed in 2010 as the marketable securities were sold.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2010	2009	2008

Net income (loss) under US GAAP	$ 32,958,313	$ (7,347,731)	$ (11,783,332)
Other comprehensive income (loss):
Unrealized gain on
marketable securities	-	1,017,002	(966,001)
Realized gain on marketable securities	(1,925,002)	-	-
Translation adjustment	58,378	108,145	(76,208)
Comprehensive net income (loss)
under US GAAP	$ 31,091,689	$ (6,222,584)	$ (12,825,541)

(e)

Future income taxes on stock based compensation

Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset. However, under US GAAP, the Company expenses all exploration expenditure prior to establishing mining reserves, including stock based compensation (refer to note 16(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

(f)

Impact of Recent United States Accounting Pronouncements

(i)

FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  This standard was adopted and had no effect on the Company’s financial statements.

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

 (ii)

FASB Accounting Standard Codification (“ASC”) No. 810, Consolidation (“ASC    810”)

In December 2007, the FASB issued ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Standard requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. ASC 810 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of ASC 810 will not have significant effect on the Company’s financial position, results of operations or cash flows.

(g)

Development stage enterprise

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Consolidated operations:

Period from
March 16, 2000
(inception)
to August 31,
2010

Exploration expenditures incurred in WBJV	$ 18,470,466
Exploration expenditures	9,265,912
Gain on sale of WBJV Project #2	(47,494,273)
Change in FIT	9,060,857
General administrative, salaries and other	34,601,865

Ending deficit, August 31, 2010	$ 23,904,827

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

Consolidated cash flows:

Period from
March 16, 2000
(inception)
to August 31,
2010

Operating activities	$ (56,469,889)
Investing activities	(34,268,888)
Financing activities	93,104,913

Cash and cash equivalents - August 31, 2010	$ 2,366,136

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

						Deficit
						accumulated
			Flow-through		Accumulated	during
	Common shares	Obligation	special		other	exploration &	Total
	without par value	to issue	warrants	Contributed	comprehensive	development	shareholders'
	Amount	shares	Amount	surplus	income	stage	equity
Issued for cash	$ 89,000	$ -	$ 521,000	$ -	$ -	-	$ 610,000
Issued for mineral properties	-	20,000	-	-	-	-	20,000
Net Loss	-	-	-	-	-	(270,435)	(270,435)
Balance, August 31, 2000	89,000	20,000	521,000	-	-	(270,435)	359,565
Issued for cash	1,356,532	-	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	1,100	-	-	-	-	-	1,100
Issued for mineral properties	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	521,000	-	(521,000)	-	-	-	-
Issued upon exercise of flow through special warrants	1,107,771	-	(1,107,771)	-	-	-	-
Stock options granted	-	-	-	1,250	-	-	1,250
Net loss	-	-	-	-	-	(960,202)	(960,202)
Balance at August 31, 2001	3,132,453	2,600	-	1,250	-	(1,230,637)	1,905,666
Issuance of common shares for cash	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	1,310,385	-	-	-	-	-	1,310,385
Unrealized loss on marketable securities	-	-	-	-	(18,450)	-	(18,450)
Stock options granted	-	-	-	428,747	-	-	428,747
Net loss	-	-	-	-	-	(2,466,754)	(2,466,754)
Balance at August 31, 2002	6,430,482	-	-	429,997	(18,450)	(3,697,391)	3,144,638
Issuance of flow-through common shares for cash	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option	200,062	-	-	-	-	-	200,062
Issued on exercise of warrants	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	35,075	-	-	-	-	-	35,075
Issued for mineral properties	16,140	-	-	-	-	-	16,140
Unrealized gain (loss) on marketable securities	-	-	-	-	66,000	-	66,000
Stock options granted	-	-	-	(63,406)	-	-	(63,406)
Tax effect of flow-through shares issued	-	-	(177,203)	-	-	-	(177,203)
Net loss	-	-	-	-	-	(2,580,499)	(2,580,499)
Balance at August 31, 2003	9,005,079	-	(177,203)	366,591	47,550	(6,277,890)	2,964,127
Issuance of flow-through common shares for cash	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,428,406	-	-	-	-	-	1,428,406
Issued on exercise of stock options	59,200	-	-	-	-	-	59,200
Issued for mineral properties	3,600	-	-	-	-	-	3,600
Unrealized gain (loss) on marketable securities	-	-	-	-	262,072	-	262,072
Stock options granted	-	-	-	218,391	-	-	218,391
Tax effect of flow-through shares issued	-	-	(85,398)	-	-	-	(85,398)
Net loss	-	-	-	-	-	(4,766,913)	(4,766,913)
Balance at August 31, 2004	14,990,075	-	(262,601)	584,982	309,622	(11,044,803)	4,577,275
Issuance of flow-through common shares for cash	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	521,873	-	-	(13,022)	-	-	508,851
Issued for mineral properties	28,000	-	-	-	-	-	28,000
Unrealized gain (loss) on marketable securities	-	-	-	-	(289,000)	-	(289,000)
Stock options granted	-	-	-	109,434	-	-	109,434
Tax effect of flow-through shares issued	-	-	(52,061)	-	-	-	(52,061)
Net loss	-	-	-	-		(8,112,593)	(8,112,593)
Balance at August 31, 2005	23,513,389	-	(314,662)	681,394	20,622	(19,157,396)	4,743,347
Issuance of common shares for cash	14,898,656	-	-	-	-	-	14,898,656
Issued on exercise of warrants	1,181,305	-	-	-	-	-	1,181,305
Issued on exercise of stock options	165,418	-	-	(47,670)	-	-	117,748
Issued for mineral properties	40,000	-	-	-	-	-	40,000
Translation adjustment	-	-	-	-	(658,380)		(658,380)
Unrealized gain (loss) on marketable securities	-	-	-		333,375	-	333,375
Stock options granted	-	-	-	160,376	-	-	160,376
Tax effect of flow-through shares issued	-	-	(80,755)	-	-	-	(80,755)
Net loss	-	-	-	-	-	(8,537,460)	(8,537,460)
Balance, August 31, 2006	39,798,768	-	(395,417)	794,100	(304,383)	(27,694,856)	12,198,212
Issued on exercise of warrants	11,454,791	-	-	-	-	-	11,454,791
Issued on exercise of stock options	892,557	-	-	(266,982)	-	-	625,575
Issued for mineral properties net of costs	227,742	-	-	-	-	-	227,742
Unrealized loss on marketable securities					1,520,001		1,520,001
Stock options granted	-	-	-	1,487,660	-	-	1,487,660
Translation adjustment	-	-	-	-	196,444		196,444
Tax effect of flow-through shares issued	-	-	105,514	-	-	-	105,514
Net loss	-	-	-	-	-	(10,037,221)	(10,037,221)
Balance, August 31, 2007	52,373,858	-	(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718
Issued on exercise of warrants	1,487,500	-	-	-	-	-	1,487,500
Issued on exercise of stock options	1,334,748	-	-	(512,924)	-	-	821,824
Issued for mineral properties net of costs	163,236	-	-	-	-	-	163,236
Translation adjustment	-	-	-	-	(76,208)		(76,208)
Unrealized loss on marketable securities	-	-	-	-	(966,001)	-	(966,001)
Stock options granted	-	-	-	1,288,383	-	-	1,288,383
Net loss	-	-	-	-		(11,783,332)	(11,783,332)
Balance, August 31, 2008	55,359,342	-	(289,903)	2,790,237	369,853	(49,515,409)	8,714,120
Issuance of common shares for cash	34,174,382	-	-	5,288,917	-	-	39,463,299
Issued on exercise of stock options	411,592	-	-	(129,952)	-	-	281,640
Translation adjustment	-	-	-	-	108,145		108,145
Unrealized gain on marketable securities	-	-	-	-	1,017,002	-	1,017,002
Stock options granted	-	-	-	2,518,107	-	-	2,518,107
Net loss	-	-	-	-	-	(7,347,731)	(7,347,731)
Balance, August 31, 2009	89,945,316	-	(289,903)	10,467,309	1,495,000	(56,863,140)	44,754,582
Issued on exercise of stock options	1,848,807	-	-	(694,608)	-	-	1,154,199
Stock options granted	-	-	-	164,895	-	-	164,895
Translation adjustment	-	-	-	-	58,378	-	58,378
Realized gain on AFS securities transferred to income	-	-	-	-	(1,925,002)	-	(1,925,002)
Net Income	-	-	-	-	-	32,958,313	32,958,313
Balance, August 31, 2010	91,794,123	-	(289,903)	9,937,596	(371,624)	(23,904,827)	77,165,365

Platinum Group Metals Ltd.

(An exploration and development stage company)

Notes to the audited consolidated financial statements

For the year ended August 31, 2010

16.

SUBSEQUENT EVENTS

The following events occurred subsequent to year end.  These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

(a)

Bought Deal Financing

On October 1, 2010 the Company announced a bought deal financing for 61.0 million shares at a price of $2.05 per share for gross proceeds of $125,050,000.  The underwriters received a commission of 5.5% of the gross proceeds of the offering and were granted an over-allotment option for a further 15% of the shares issued under the offering, also at $2.05 per share.

On November 3, 2010 the Company announced that a further 9,150,000 shares were issued for gross proceeds of $18,757,500 pursuant to the full exercise of the over-allotment option described above.  The underwriters also received a commission of 5.5% of the gross proceeds from the over-allotment exercise.

b)

Warrant Exercises

Subsequent to year end 4,416,900 common share purchase warrants have been exercised at a price of $1.75 per share.  A total of 12,537,150 common share purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above at note 7. (d). These warrants have an expiry date of December 16, 2010. None of the warrants had been exercised as of August 31, 2010.

c)

Options Exercises

Subsequent to year end 100,000 common share stock options have been exercised at $1.60 per share as well as 10,000 common share stock option exercised at $1.40 per share.

d)

Options Grant

On November 26, 2010 the Company granted 2,952,500 incentive stock option at a price of $2.10 per share to Directors, Officers, and employees.